# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Seaport Therapeutics, Inc., CIK 0002042347
CUSIP: 81221K108
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 Seaport Blvd., Floor 12, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 05/04/2026
Filed by CIK 0001017645
Persons authorized to receive notices and communications: Michael Gosk, c/o General Atlantic Service Company, LP, 55 East 52nd Street, 33rd Floor, New York, New York (NY), 10055, (212) 715-4000

## Reporting persons
- General Atlantic, L.P. (CIK 0001017645): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- General Atlantic (SPV) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- General Atlantic Partners 100, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- General Atlantic (SP), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- General Atlantic GenPar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- General Atlantic (Lux) S.a r.l.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,101,582; sole dispositive power 0; shared dispositive power 6,101,582; aggregate amount beneficially owned 6,101,582 (11.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Seaport Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Seaport Blvd., Floor 12, BOSTON, Massachusetts (MA), 02210
Comment:
This Schedule 13D (the "Statement") relates to the beneficial ownership of the Reporting Persons (defined below) of the common stock, par value $0.0001 per share (the "common stock") of Seaport Therapeutics, Inc. a company incorporated in Delaware (the "Company"), whose principal executive offices are located at 101 Seaport Blvd., Floor 12, Boston, Massachusetts 02210.

The Reporting Persons were initially eligible to file a Schedule 13G under Rule 13d-1(d) of the Exchange Act. On May 4, 2026, the Reporting Persons acquired shares of the Company's common stock representing more than two percent of the outstanding shares of common stock during the prior twelve-month period. Therefore, the Reporting Persons are no longer eligible to file a Schedule 13G under Rule 13d-1(d) and are now filing this Statement.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by a "group," as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i) General Atlantic, L.P., a Delaware limited partnership ("GA LP");

(ii) General Atlantic (SPV) GP, LLC, a Delaware limited liability corporation ("GA SPV");

(iii) General Atlantic Partners 100, L.P., a Delaware limited partnership ("GAP 100");

(iv) General Atlantic (SP), L.P., a Delaware limited partnership ("GA SP");

(v) General Atlantic Partners (Lux), SCSp, a Luxembourg special limited partnership ("GAP Lux");

(vi) General Atlantic GenPar, L.P., a Delaware limited partnership ("GA GenPar");

(vii) GAP Coinvestments III, LLC, a Delaware limited liability corporation ("GAPCO III");

(viii) GAP Coinvestments IV, LLC, a Delaware limited liability corporation ("GAPCO IV");

(ix) GAP Coinvestments V, LLC, a Delaware limited liability corporation ("GAPCO V");

(x) GAP Coinvestments CDA, L.P., a Delaware limited partnership ("GAPCO CDA");

(xi) General Atlantic GenPar (Lux), SCSp, a Luxembourg special limited partnership ("GA GenPar Lux");

(xii) General Atlantic (Lux) S.a r.l., a Luxembourg company ("GA Lux");

(xiii) General Atlantic GenPar (Bermuda), L.P., a Bermuda limited partnership ("GenPar Bermuda"); and

(xiv) GAP (Bermuda) L.P., a Bermuda limited partnership ("GAP Bermuda").

Each of the foregoing is referred to as a Reporting Person and collectively as the "Reporting Persons." GAP 100 and GAP Lux are collectively referred to as the "GA Funds." GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the "Sponsor Coinvestment Funds."

The address of GenPar Bermuda and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GAP Lux, GA GenPar Lux and GA Lux is 412F, Route d'Esch, L-1471 Luxembourg. The address of GAP 100, GA SPV, GA GenPar, GA SP and GA LP and each of the Sponsor Coinvestment Funds is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The following investment funds share beneficial ownership of the common stock held of record by GA SP: the GA funds and the Sponsor Coinvestment Funds. The general partner of GAP 100 is GA GenPar. GA LP, which is controlled by the Partnership Committee of GASC MGP, LLC (the "Partnership Committee"), is the managing member of GAPCO III, GAPCO IV, and GAPCO V, the general partner of GAPCO CDA and GA GenPar, and is the sole member of GA SPV. The general partner of GA SP is GA SPV. The general partner of GAP Lux is GA GenPar Lux, and the general partner of GA GenPar Lux is GA Lux. The sole shareholder of GA Lux is GenPar Bermuda. GAP Bermuda, which is ultimately controlled by the Partnership Committee, is the general partner of GenPar Bermuda.

As of the date hereof, there are six members of the Partnership Committee. Each of the members of the Partnership Committee disclaims ownership of the shares except to the extent that he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the Partnership Committee is as a managing director of GA LP.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In connection with the closing of the initial public offering (the "IPO") of the Company on May 4, 2026, 10,526,315 shares of Series B convertible preferred stock of the Company held directly by GA SP automatically converted into 3,351,582 shares of common stock of the Company.

GA SP purchased 2,750,000 shares of common stock at a price of $18.00 per share in the IPO. The funds to purchase the shares of common stock were obtained from contributions from the GA Funds and Sponsor Coinvestment Funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the common stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Company and such other matters as the Reporting Persons may deem relevant to their investment in the common stock.

The Reporting Persons expect that they will, from time to time, review their investment position in the common stock or the Company and may, depending on the Company's performance and other market conditions, increase or decrease their investment position in the common stock. The Reporting Persons may, from time to time, make additional purchases of common stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the common stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the common stock and/or enter into derivative transactions with institutional counterparties with respect to the Company's securities, including the common stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used herein are calculated based upon on an aggregate of 53,027,817 shares of common stock reported by the Company to be outstanding as of May 4, 2026 as reflected in the Company's prospectus filed under Rule 424(b)(4) filed with the U.S. Securities and Exchange Commission (the "SEC") on May 1, 2026.

By virtue of the fact that (i) the GA Funds and the Sponsor Coinvestment Funds contributed the capital to fund the purchases, and share beneficial ownership of, the common stock held of record by GA SP, (ii) the general partner of GA SP is GA SPV, (iii) the general partner of GAP Lux is GA GenPar Lux, and the general partner of GA GenPar Lux is GA Lux., (iv) the sole shareholder of GA Lux is GenPar Bermuda, (v) GAP Lux has appointed Carne Global Fund Management (Luxembourg) S.A. (the "AIFM") as the alternative investment fund manager of GAP Lux pursuant to an alternative investment fund management agreement to undertake all functions required of an external alternative investment fund manager under the Luxembourg law of 12 July 2013 on alternative investment fund managers, as amended from time to time and GAP Lux has also entered into a delegated portfolio management and distribution agreement with the AIFM and GASC MGP, LLC ("GASC") in order to appoint GASC to act as the portfolio manager of GAP Lux, (vi) the general partner of GAP 100 is GA GenPar, and the general partner of GA GenPar is GA LP, (vii) GA LP, which is controlled by the Partnership Committee, is the managing member of GAPCO III, GAPCO IV, and GAPCO V, the general partner of GAPCO CDA, and is the sole member of GA SPV, (viii) GAP Bermuda, which is ultimately controlled by the Partnership Committee, is the general partner of GenPar Bermuda and (ix) GASC, with respect to GAP Lux, is controlled by the Partnership Committee, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the common stock owned of record by GA SP.

As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the shares of common stock indicated on row (11) on such Reporting Person's cover page included herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of common stock indicated on row (8) on such Reporting Person's cover page that may be deemed to be beneficially owned by each of them.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Please see Item 5(a), which is hereby incorporated by reference. The GA Funds, the Sponsor Coinvestment Funds and the members of the Partnership Committee may, from time to time, consult among themselves and coordinate the voting and disposition of shares of common stock held of record by GA SP as well as such other action taken on behalf of the Reporting Persons with respect to the common stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

The Reporting Persons entered into a Joint Filing Agreement on May 11, 2026 (the "Joint Filing Agreement"), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Pursuant to that certain Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement"), dated October 18, 2024, by and among the Company, GA SP and the other shareholders of the Company named therein, the Reporting Persons are entitled to certain customary demand registration and piggyback registration rights, in each case subject to the terms and conditions of the Investors' Rights Agreement. The Investors' Rights Agreement terminated upon the closing of the IPO, except for certain registration rights granted thereunder which shall terminate in accordance with the terms of the Investors' Rights Agreement.

The foregoing description of the Investors' Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investors' Rights Agreement. The Investors' Rights Agreement is filed as Exhibit 2, and is incorporated herein by reference.

In addition, GA SP entered into a customary lock-up agreement with the underwriters in the IPO (the "Lock-Up Agreement"), pursuant to which it agreed, subject to specified exceptions, not to directly or indirectly (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock (such shares of common stock, options, rights, warrants or other securities, collectively, "Lock-Up Securities"), (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above, for a period commencing on April 30, 2026 and ending 180 days after May 1, 2026, the date of the final prospectus with respect to the IPO. GA SP may, however, transfer any of the securities to any affiliate, provided that such affiliate is bound by the balance of the lock-up period.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement. A copy of the Lock-Up Agreement is attached hereto as Exhibit 3, and is incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Agreement relating to the filing of the joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit 2: Amended and Restated Investors' Rights Agreement, by and among the Company, General Atlantic (SP), L.P. and certain other shareholders of the Company named therein dated October 18, 2024 (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-294976) filed with the Securities and Exchange Commission on April 10, 2026). https://www.sec.gov/Archives/edgar/data/2042347/000119312526151211/d73463dex42.htm

Exhibit 3: Lock-Up Agreement between the Representatives named therein and General Atlantic (SP), L.P., dated as of April 30, 2026.

## Signatures
- General Atlantic, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (05/11/2026)
- General Atlantic (SPV) GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its sole member (05/11/2026)
- General Atlantic Partners 100, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the general partner of General Atlantic GenPar, L.P., its general partner (05/11/2026)
- General Atlantic (SP), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the sole member of General Atlantic (SPV) GP, LLC, its general partner (05/11/2026)
- General Atlantic Partners (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (05/11/2026)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (05/11/2026)
- General Atlantic GenPar, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (05/11/2026)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (05/11/2026)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (05/11/2026)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (05/11/2026)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (05/11/2026)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., its general partner (05/11/2026)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., its general partner (05/11/2026)
- General Atlantic (Lux) S.a r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (05/11/2026)
- General Atlantic (Lux) S.a r.l.: /s/ William Blackwell, William Blackwell, Manager B (05/11/2026)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (05/11/2026)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, its general partner (05/11/2026)